

Mail Stop 3561

February 10, 2016

Yanyan Liu
Chief Financial Officer
China Modern Agricultural Information, Inc.
No. A09, Wuzhou Sun Town
Limin Avenue, Limin Development District
Harbin, Heilongjiang, China 150000

> **Re: China Modern Agricultural Information, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **File No. 000-54510**

Dear Ms. Liu:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Note 1. Organization, page 10

1. Refer to the July 2015 transaction beginning on page 12 whereby you, through Hope Diary Holdings Ltd. ("Hope Diary"), acquired 60% interest in China Dairy Corporation Ltd. ("China Dairy"). Please tell us and disclose the ownership structure of China Dairy prior to your acquisition, and the nature of the common control relationship between you, Hope Diary, Value Development Holdings, Ltd. ("Value Development"), and China Dairy's sole shareholder. We note your disclosure that the restructuring transactions involved no consideration received or paid due to the common control relationship. Further, please disclose and tell us whether China Dairy had any significant assets or liabilities, or business operations prior to your 60% acquisition. We also refer you to the disclosure requirements of ASC 850-10-50 for related party transactions.

2.   See the ownership table of China Dairy on page 12. Please describe for us the related party relationship between you and each of the other 40% owners of China Dairy. In your response please identify which parties are consultants of the company, the nature of the consulting agreements, and the nature of the relationship of the other parties with the previous sole shareholder of China Dairy. It appears from your disclosure in Note 9 that these 40% owners are related parties.

3.   We also note you recorded an aggregate of $37.8 million in general and administrative expenses as stock compensation cost in connection with the 40% reduction in your ownership of Value Development. Please provide us with your detailed computation of this amount and a rollforward reconciliation of each of the various stockholders' equity accounts, including noncontrolling interests, for the three months ended September 30, 2015. Further, provide to us the journal entries used to record the acquisition of China Dairy and the 40% noncontrolling interest in your September 30, 2015 interim financial statements, and tell us the specific accounting literature you relied upon to record this transaction. Please also explain your basis of recording stock compensation expense in this transaction.

4.   Finally, we note from your disclosure on page 16 that on September 16, 2015 the VIE structure was terminated upon Jiasheng Consulting exercising its option to purchase all of the registered equity of Zhongxian Information. Please provide us with your analysis supporting consolidation of your two operating entities (Xinhua Cattle and Yulong Cattle) following this transaction, including accounting guidance considered.

Exhibits 31.1 and 31.2 Certifications

5.   Please amend your Form 10-Q to revise the introduction to paragraph (4) to read as follows: "The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have…". Reference is made to paragraph 4 of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure